Filed Pursuant to Rule 433
Registration Statement No. 333-176307

Term sheet(1)

Free Writing Prospectus Dated August 16, 2011

$1,000,000,000
DENTSPLY International Inc.

$300,000,000 2.750% Senior Notes due 2016
$450,000,000 4.125% Senior Notes due 2021

$250,000,000 Floating Rate Senior Notes due 2013

2.750% Senior Notes due 2016

Issuer:	DENTSPLY International Inc. (the “Company”)

Ratings:*	Moody’s: Baa2 S&P: BBB+

Principal Amount:	$300,000,000 of 2.750% Senior Notes due 2016 (the “2016 Notes”)

Maturity Date:	August 15, 2016

Trade Date:	August 16, 2011

Original Issue Date (Settlement):	August 23, 2011

Interest Accrual Date:	August 23, 2011

Issue Price (Price to Public):	99.857%

Price to the Company:	99.257%

Proceeds (before expenses) to the Company:	$297,771,000

Interest Rate (Coupon):	2.750% per annum

Interest Payment Period:	Semi-annual

Interest Payment Dates:	Each February 15 and August 15, commencing February 15, 2012

Benchmark Treasury:	1.500% due July 31, 2016

Spread to Benchmark:	T+185 basis points

Benchmark Treasury Price/ Yield:	102-24 / 0.931%

(1)  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Company’s preliminary prospectus supplement, dated August 16, 2011, to the Company’s base prospectus, dated August 15, 2011 (collectively, the “Prospectus”).

Yield to Maturity:	2.781%

Optional Redemption:	At any time and from time to time, the 2016 Notes will be redeemable, as a whole or in part, at the Company’s option at a redemption price equal to the greater of:

•      100% of principal amount of the 2016 Notes to be redeemed, and

•      the sum of the present values of the remaining scheduled payments of principal and interest on the 2016 Notes discounted to the date of redemption on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the applicable treasury rate plus 30 basis points, plus accrued and unpaid interest thereon to, but not including, the date of redemption.

CUSIP / ISIN:	249030 AB3 / US249030AB38

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Citigroup Global Markets Inc. Wells Fargo Securities, LLC
Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:	Commerz Markets LLC PNC Capital Markets LLC Goldman, Sachs & Co. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC TD Securities (USA) LLC

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

4.125% Senior Notes due 2021

Issuer:	DENTSPLY International Inc. (the “Company”)

Ratings:*	Moody’s: Baa2
S&P: BBB+

Principal Amount:	$450,000,000 of 4.125% Senior Notes due 2021 (the “2021 Notes”)

Maturity Date:	August 15, 2021

Trade Date:	August 16, 2011

Original Issue Date (Settlement):	August 23, 2011

Interest Accrual Date:	August 23, 2011

Issue Price (Price to Public):	99.653%

Price to the Company:	99.003%

Proceeds (before expenses) to the Company:	$445,513,500

Interest Rate (Coupon):	4.125% per annum

Interest Payment Period:	Semi-annual

Interest Payment Dates:	Each February 15 and August 15, commencing February 15, 2012

Benchmark Treasury:	2.125% due August 15, 2021

Spread to Benchmark Treasury:	T+195 basis points

Benchmark Treasury Price/ Yield:	99-05+ / 2.218%

Yield to Maturity:	4.168%

Optional Redemption:	Prior to May 15, 2021, the 2021 Notes will be redeemable, as a whole or in part from time to time, at the Company’s option at a redemption price equal to the greater of:

• 100% of principal amount of the 2021 Notes to be redeemed, and

•                  the sum of the present values of the remaining scheduled payments of principal and interest on the 2021 Notes discounted to the date of redemption on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the applicable treasury rate plus 35 basis points, plus accrued and unpaid interest thereon to, but not including, the date of redemption.

At any time on or after May 15, 2021, the redemption price for the 2021 Notes will equal 100% of the principal amount of the 2021 Notes, plus accrued and unpaid interest thereon to, but not including, the date of redemption.

CUSIP / ISIN:	249030 AC1 / US249030AC11

Joint Book-Running Managers:	Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
Wells Fargo Securities, LLC
Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:	Commerz Markets LLC
PNC Capital Markets LLC
Goldman, Sachs & Co.
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
TD Securities (USA) LLC

*Note:            A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

In addition to the 2016 Notes and the 2021 Notes, the Company is also issuing a series of Floating Rate Senior Notes due 2013.

Floating Rate Senior Notes due 2013

Issuer:	DENTSPLY International Inc. (the “Company”)

Ratings:*	Moody’s: Baa2 S&P: BBB+

Principal Amount:	$250,000,000 of Floating Rate Senior Notes due 2013 (the “Floating Rate Notes”)

Maturity Date:	August 15, 2013

Trade Date:	August 16, 2011

Original Issue Date (Settlement):	August 23, 2011

Interest Accrual Date:	August 23, 2011

Issue Price (Price to Public):	100%

Price to the Company:	99.65%

Proceeds (before expenses) to the Company:	$249,125,000

Interest Rate:

The interest rate on the Floating Rate Notes will be reset quarterly on February 15, May 15, August 15 and November 15 of each year, as applicable, commencing November 15, 2011 (each an “interest reset date”). The Floating Rate Notes will bear interest at a per annum rate equal to three-month LIBOR (as defined below) for the applicable interest reset period or initial interest period (each as defined below) plus 1.50% (150 basis points). The interest rate for the initial interest period will be three-month LIBOR, determined as of two London business days prior to the original issue date, plus 1.50% (150 basis points). The “initial interest period” will be the period from and including the original issue date to but excluding the initial interest reset date. Thereafter, each “interest reset period” will be the period from and including an interest reset date to but excluding the immediately succeeding interest reset date; provided that the final interest reset period for the Floating Rate Notes will be the period from and including the interest reset date immediately preceding the maturity date of such Floating Rate Notes to but excluding the maturity date.

If any interest reset date would otherwise be a day that is not a Business Day (as defined below), the interest reset date will be postponed to the immediately succeeding day that is a Business Day, except that if that Business Day is in the immediately succeeding calendar month, the interest reset date shall be the immediately preceding Business Day.

The interest rate in effect on each day will be (i) if that day is an interest reset date, the interest rate determined as of the interest determination date (as defined below) immediately preceding such interest reset date or (ii) if that day is not an interest reset date, the interest rate determined as of the interest determination date immediately preceding the most recent interest reset date or the original issue date, as the case may be.

The interest rate applicable to each interest reset period commencing on the related interest reset date, or the original issue date in the case of the initial interest period, will be the rate determined as of the applicable interest determination date. The “interest determination date” will be the second Business Day immediately preceding the original issue date, in the case of the initial interest period, or thereafter the second Business Day immediately preceding the applicable interest reset date.

Three-month LIBOR will be determined by the calculation agent as of the applicable interest determination date in accordance with the following provisions:

(i) LIBOR is the rate for deposits in U.S. dollars for the three-month period which appears on Reuters Screen LIBOR01 Page (as defined below) at approximately 11:00 a.m., London time, on the applicable interest determination date. “Reuters Screen LIBOR01 Page” means the display designated on page “LIBOR01” on Reuters Screen (or such other page as may replace the LIBOR01 page on that service, any successor service or such other service or services as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

(ii) With respect to an interest determination date on which no rate appears on Reuters Screen LIBOR01 Page as of approximately 11:00 a.m., London time, on such interest determination date, the calculation agent shall request the principal London offices of each of four major reference banks (which may include affiliates of the underwriters) in the London interbank market selected by the calculation agent (after consultation with the Company) to provide the calculation agent with a quotation of the rate at which deposits of U.S. dollars having a three- month maturity, commencing on the second London business day immediately following such interest determination date, are offered by it to the prime banks in the London interbank market as of approximately 11:00 a.m., London time, on such interest determination date in a principal amount equal to an amount of not less than $1,000,000 that is representative for a single transaction in such market at such time. If at lease two such quotations are provided, LIBOR for such interest determination date will be the arithmetic mean of such quotations as calculated by the calculation agent. If fewer than two quotations are provided, LIBOR for such interest determination date will be the arithmetic mean of the rates quoted as of approximately 11:00 a.m., New York City time, on such interest determination date by three major banks (which may include affiliates of the underwriters) selected by the calculation agent (after consultation with the Company) for loans in U.S. dollars to leading European banks having a three-month maturity commencing on the second London business day immediately following such interest determination date and in a principal amount equal to an amount of not less than $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the calculation agent are not quoting such rates as mentioned in this sentence, LIBOR for such interest determination date will be LIBOR determined with respect to the immediately preceding interest determination date.

Interest Payment Period:	Quarterly

Interest Payment Dates and Interest Reset Dates:	Each February 15, May 15, August 15 and November 15, commencing November 15, 2011

If any interest payment date (other than the maturity date) is not a Business Day at the relevant place of payment, the Company will pay interest on the next day that is a Business Day at such place of payment as if payment were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such payment was due, and no interest will accrue on the amounts payable for the period from and after such date to the immediately succeeding Business Day, except that if such Business Day is in the immediately succeeding calendar month, such interest payment date (other than the maturity date) shall be the immediately preceding Business Day. If the maturity date of the Floating Rate Notes is not a Business Day at the relevant place of payment, the Company will pay interest, if any, and principal and premium, if any, on the next day that is a Business Day at such place of payment as if payment were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the immediately succeeding Business Day.

“Business Day” means any day (1) that is not a Saturday or Sunday and that is not a day on which banking institutions are authorized or obligated by law or executive order to close in The City of New York and, for any place of payment outside of The City of New York, in such place of payment, and (2) that is also a “London business day,” which is a day on which dealing in deposits in U.S. dollars are transacted in the London interbank market.

Optional Redemption:	Except as provided below, the Floating Rate Notes will not be redeemable prior to maturity.

Special Mandatory Redemption:

In the event the Company does not complete the proposed acquisition of Astra Tech AB (the “Acquisition”) on or prior to March 21, 2012, or if, prior to such date, the acquisition agreement related to the Acquisition is terminated, the Company will be obligated to redeem all of the Floating Rate Notes on the special mandatory redemption date at a redemption price equal to 101% of the aggregate principal amount of the Floating Rate Notes, plus accrued and unpaid interest to, but not including, the special mandatory redemption date. The “special mandatory redemption date” means the earlier to occur of (1) April 11, 2012 or (2) the 30th day (or if such day is not a business day, the first business day thereafter) following the termination of the acquisition agreement related to the Acquisition for any reason.

Change of Control:

If a change of control triggering event occurs with respect to the Floating Rate Notes, the Company will be required to make an offer to purchase the Floating Rate Notes from holders at a price equal to 101% of the aggregate principal amount of the Floating Rate Notes repurchased, plus accrued and unpaid interest thereon to, but not including, the date of repurchase, unless the Company has previously become obligated to redeem the Floating Rate Notes. The provision set forth in the Prospectus under “Description of the Notes—Change of Control” shall apply to the Floating Rate Notes.

Day Count Convention:	Actual/360

Minimum Denominations:	$2,000 and integral multiples of $1,000 above that amount

Sinking Fund:	None

CUSIP / ISIN:	249030 AA5 / US249030AA54

Other:	The provisions set forth in the Prospectus under “Description of the Notes—Limitation on Liens,” “Description of the Notes—Limitation on Sale and Leaseback

Transactions,” “Description of the Notes—Exempted Liens and Sale Leaseback Transactions,” “Description of the Notes—Merger, Consolidation or Sale of Assets,” “Description of the Notes—Events of Default” and “Description of the Notes—Discharge, Defeasance and Covenant Defeasance” shall apply to the Floating Rate Notes.

Calculation Agent:	Wells Fargo Bank, National Association

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Citigroup Global Markets Inc. Wells Fargo Securities, LLC Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:	Commerz Markets LLC PNC Capital Markets LLC Goldman, Sachs & Co. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC TD Securities (USA) LLC

*Note:            A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

Additional Information:

The following table sets forth the Company’s cash and cash equivalents and capitalization as of June 30, 2011 on a pro forma basis to give effect to the adjustments included in the pro forma combined financial information set forth in the Prospectus under “Unaudited Pro Forma Combined Financial Information,” including the issuance of the 2016 Notes, the 2021 Notes and the Floating Rate Notes.

The information below is not necessarily indicative of what the Company’s cash and cash equivalents and capitalization would have been had the Acquisition closed as of June 30, 2011.  This table should be read in conjunction with the section of the Prospectus entitled “Unaudited Pro Forma Combined Financial Information” and in conjunction with the consolidated financial statements and related notes of the Company and the consolidated financial statements and related notes of Astra Tech, in each case incorporated by reference into the Prospectus.

As of June 30, 2011
(U.S. dollars in thousands)	Pro forma(1)

Cash and cash equivalents	$63,689

Long-term debt:
Long-term debt entered into in connection with the Acquisition(2):
2.750% Senior Notes due 2016	$300,000
4.125% Senior Notes due 2021	450,000
Floating Rate Senior Notes due 2013	250,000
Additional commercial paper borrowings	200,000
Total long-term debt entered into in connection with the Acquisition	1,200,000
Other long-term debt	654,873
Total long term debt	1,854,873
Total equity	2,072,944
Total capitalization	$3,927,817

(1)         For information on the pro forma adjustments, see “Unaudited Pro Forma Combined Financial Information” in the Prospectus.

(2)         See Note 4(a) to the unaudited pro forma combined financial information, beginning on page S-15 of the Prospectus.

It is expected that delivery of the Notes will be made against payment therefor on or about August 23, 2011, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

The Company has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Morgan Stanley & Co. LLC toll free at 1-866-718-1649; Citigroup Global Markets Inc. toll free at 1-877-858-5407; or Wells Fargo Securities, LLC toll free at 1-800-326-5897.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.